Exhibit 99.1

Withholding Tax Procedures on a Special Dividend to be Distributed by ZIM in September 2021

Haifa, Israel, August 23, 2021 – ZIM Integrated Shipping Services Ltd. (“ZIM” or the “Company”) (NYSE: ZIM), a global container liner shipping company, is pleased to announce to the holders of its ordinary shares (the “Shareholders”), that it secured a tax ruling (the “Ruling”) from the Israeli Tax Authority (“ITA”) with respect to the tax withholding procedures relating to the payment of dividend expected to take place on September 15, 2021, as detailed below. As a result of the Ruling, certain Shareholders may be eligible to a reduced Israeli withholding tax rate with respect to their share of this dividend distribution, in comparison to the generally applicable withholding tax rate (the “Reduced Withholding Tax Rate”), under certain terms and conditions as set forth below.

Background

On May 19, 2021, ZIM announced a dividend payment of $2.00 per share (approximately $238 million) (the "Dividend"), which trades ex-dividend on August 24, 2021. Payment of the Dividend is expected to be made on September 15, 2021 (the "Payment Date"), to the Shareholders on record as at close of trading on August 25, 2021.

General Withholding Tax Treatment under Israeli Law

As set out in the Company’s Annual Report on Form 20-F filed with the Commission on March 22, 2021, with respect to dividends sourced from regular earnings, under the Israeli Tax Ordinance and regulations issued under the Israeli Tax Ordinance (collectively, "ITO"), the current Israeli rate of withholding tax on dividends paid by an Israeli company is 30% for distributions to a "substantial shareholder" (in general, being someone who holds, directly or indirectly, by himself or together with others, at least 10% of one or more of the means of control in the company) and 25% with respect to distributions to all other holders of Ordinary Shares (“Withholding Tax”). Notwithstanding the foregoing, as a result of the Ruling and subject to its terms and conditions, certain Shareholders, both Israeli and non-Israeli, may be eligible to a reduced Israeli withholding tax rate on their share of this dividend distribution, in comparison to the generally applicable withholding tax rate described above, (the “Reduced Withholding Tax Rate”), under certain terms and conditions as set forth below.

Summary of the Main Terms of the Ruling

The following is a summary of some of the key terms of the Ruling. It is emphasized that the description below does not purport to exhaust all the terms and conditions included in the Ruling and is not a complete translation of the Ruling. In order to enjoy the Reduced Withholding Tax Rate, Shareholders must comply with all the terms of the Ruling, a copy of which in the Hebrew language as well as an unofficial non-binding English translation thereof can be obtained free of charge by email by approaching the Agent (as defined below) at the contact details provided below.

1.	On the Payment Date the Company will withhold 25% of the Dividend amount and will remit the tax amount to the Agent, to be handled by the Agent in accordance with the terms and conditions of the Ruling.

2.	The remaining 75% of the Dividend amount will be remitted by the Company to its transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), which will transfer the said amount to the Shareholders (including through brokers who hold in brokerage accounts ZIM shares on behalf of Shareholders).

3.	A Shareholder who is a resident of a country with which Israel has a tax treaty (“Treaty State”) (based on a declaration to be provided by such Shareholder) and is the beneficial owner of the Dividend, as well as a Shareholder who is a foreign (i.e., non-Israeli) resident of a country with which Israel does NOT have a tax treaty and is the beneficial owner of the Dividend, may apply to the Agent requesting a Reduced Tax Withholding Rate. Such application must be received by the Agent between the Payment Date and October 11, 2021 ("Change of Rate Period").

4.	A Shareholder who declared that he or she is a resident of a Treaty State and is the beneficial owner of the Dividend may apply to the Agent during the Change of Rate Period only (subject to complying with all the documentation requirements detailed below) requesting the receipt of the monetary difference between the tax amount remitted to the Agent (at a rate of 25%) and the amount represented by the withholding tax rate set forth in the tax treaty between Israel and such Treaty State or by the limited withholding tax rate applicable to such dividend payment under the ITO, to the extent applicable.

5.	A Shareholder who did not declare that it, he or she is a resident of a Treaty State and is the beneficial owner of the Dividend, may apply to the Agent during the Change of Rate Period only (subject to complying with all the documentation requirements detailed below) requesting the receipt of the monetary difference between the tax amount remitted to the Agent (at a rate of 25%) and the amount represented by the withholding tax rate applicable to such dividend payment under the ITO or by the limited withholding tax rate applicable to such dividend payment under the ITO, to the extent applicable.

6.	Any Shareholder who claims to be entitled to a Reduced Tax Withholding Rate in accordance with the foregoing, will be required to provide the Agent with all relevant documentation as detailed in the Ruling no later than October 11, 2021 (the end of the Change of Rate Period), including but not limited to, bank account details to which the dividend payment should be transferred, number of ZIM shares owned by the Shareholder in such account, identification document, and confirmation of residence issued by the taxing authority of the state of tax residence.

7.	In addition to the foregoing, the Shareholder will provide a written declaration in the form annexed to this announcement which will include declarations as to the following: (i) the Shareholder's tax residence, (ii) the Shareholder's beneficial ownership of the dividend, (iii) the investment in ZIM shares has not been made through a permanent establishment in Israel, (iv) the holding of ZIM shares is made for the Shareholder's own account and not for the account of others, and (v) the payment will not be made to a permanent establishment of the Shareholder outside of the Shareholder's tax residence.

8.	A non-Israeli corporate Shareholder (excluding a Shareholder covered by section 9 below) that requests a Reduced Tax Withholding Rate, will also need to provide the Agent with its updated shareholders register as of August 25, 2021, and a statement confirming that more than 75% of its shareholders, directly or indirectly, are individuals of its state of residence.

9.	A publicly traded non-Israeli corporate Shareholder whose shares are traded on a stock market outside of Israel and is a resident of a Treaty State, or a direct or indirect subsidiary of such Shareholder, will also provide the Agent with a declaration that it is a resident of such Treaty State or another non-Israeli state, as applicable.

10.	An Israeli corporate Shareholder which is entitled to a Reduced Tax Withholding Rate (including an exemption from withholding tax at source), will be able to apply to the Agent no later than October 11, 2021 (the end of the Change of Rate Period) and enclose an applicable valid ITA issued certificate setting forth a Reduced Tax Withholding Rate or an exemption from withholding tax. In addition, such Shareholder will enclose its certificate of incorporation and all other documents required as set forth above, mutatis mutandis as requested by the Agent.

11.	The Agent is entitled to request from the Shareholders applying for a Reduced Tax Withholding Rate additional documents in its discretion insofar as they are required to establish the tax residence of the Shareholder or its entitlement to exemption and/or to a Reduced Tax Withholding Rate.

12.	Notwithstanding the foregoing, no refund of excess tax withholding shall be affected by the Agent with respect to any Shareholder holding more than 5% of the issued share capital of the Company, or whose entitlement to dividend from the Company pursuant to the Dividend exceeds $500,000, other than in accordance with a specific approval issued by the ITA.

13.	The transfer of the amounts withheld, excluding the amounts returned to the Shareholders, as aforementioned, shall be conducted by the Agent. Subject to receipt by the Agent of your required documentation, the Agent will return the amounts withheld to the Shareholders as detailed above to the account at which the dividend payment was made within 30 days from the date the amounts withheld are paid to the ITA.

14.	The Ruling is aimed to address solely the issue of tax withholding procedures and should not be construed as setting the actual tax liability of any Shareholder with respect to the Dividend or otherwise.

Appointment of Israeli Tax Withholding Agent

In order to facilitate the implementation of the procedures set forth in the Ruling for the benefit of its Shareholders, the Company appointed ESOP Management & Trust Services Ltd to serve as a processing agent for the benefit of the Shareholders in connection with the distribution of the Dividend (the “Agent”). Contact information of the Agent is provided at the bottom of this announcement. We encourage you to contact the Agent if you need any clarifications in filling-in the forms required under the Ruling to obtain a Reduced Withholding Tax Rate, or if you have any questions concerning the process.

In order to be eligible to benefit from a Reduced Withholding Tax Rate, Shareholders must provide the Agent with all documentation required under the Ruling not later than October 11, 2021. If a Shareholder fails to provide the Agent with all the documentation required by the October 11, 2021, the Agent will not be able to attend to such Shareholder's application and will not be able to return any amounts originally remitted on behalf of such Shareholder nor provide any confirmation of tax withholding to such a Shareholder, either in connection with the Ruling or in connection with any other tax filing by such Shareholder.

Disclaimer: For the avoidance of doubt, the above does not address the actual tax liability of any Shareholder, but merely relates to Israeli withholding tax procedures relating to the distribution of the Dividend, in accordance with the Ruling. The Ruling solely deals with the withholding tax question and does not exhaust the full tax liability of any Shareholder. Shareholders are advised to consult with their own personal tax and financial advisers as to the tax consequences resulting from their personal tax situation.

ZIM's Agent Contact Information:

ESOP Management & Trust Services Ltd.

Tel No: +972-3-7536823

Fax No: +972-3-7602636

Email: esop-helpdesk@esop.co.il

About ZIM

ZIM is a global container liner shipping company with leadership positions in the markets where it operates. Founded in Israel in 1945, ZIM is one of the oldest shipping liners, with over 76 years of experience, providing customers with innovative seaborne transportation and logistics services with a reputation for industry leading transit times, schedule reliability and service excellence.

ZIM Contacts

Media:

Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

Investor Relations:

Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com